SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)

Under the Securities Exchange Act of 1934*

PDL BioPharma, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

69329Y104

(CUSIP Number of Class of Securities)

Daniel S. Loeb

Third Point LLC

390 Park Avenue

New York, NY 10022

(212) 224-7400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copies to:

Michael A. Schwartz, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019-6099

(212) 728-8000

April 11, 2007

(Date of Event which Requires

Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 69329Y104	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Third Point LLC I.D. #13-3922602
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS*

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

11,203,600
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

11,203,600

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

11,203,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.7%
14	TYPE OF REPORTING PERSON*

OO

SCHEDULE 13D

CUSIP No. 69329Y104	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Third Point Offshore Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS*

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

7,241,500
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

7,241,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

7,241,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.3%
14	TYPE OF REPORTING PERSON*

OO

SCHEDULE 13D

CUSIP No. 69329Y104	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Daniel S. Loeb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS*

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

11,203,600
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

11,203,600

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

11,203,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.7%
14	TYPE OF REPORTING PERSON*

IN

SCHEDULE 13D

CUSIP No. 69329Y104	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jason Aryeh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS*

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

62,783
8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

62,783
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

62,783
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.05%
14	TYPE OF REPORTING PERSON*

IN

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends the Schedule 13D filed on March 5, 2007 (as amended by Amendment No. 1 thereto filed on March 21, 2007, and this Amendment No. 2, the “Schedule 13D”) and is being filed on behalf of Third Point LLC, a Delaware limited liability company (the “Management Company”), Third Point Offshore Fund, Ltd., a Cayman Islands limited liability exempted company (the “Offshore Fund”), Daniel S. Loeb, an individual (“Mr. Loeb”, and together with the Management Company and the Offshore Fund, the “Third Point Reporting Persons”), and Jason Aryeh, an individual (“Mr. Aryeh”, and together with the Third Point Reporting Persons, the “Reporting Persons”). This Amendment No. 2 relates to the common stock, par value $0.01 per share (the “Common Stock”), of PDL BioPharma, Inc., a Delaware corporation (the “Company”). The Management Company is the investment manager or adviser to a variety of hedge funds and managed accounts (such funds and accounts, including the Offshore Fund, the “Funds”). The Funds directly own the Common Stock to which this Schedule 13D relates, and Mr. Loeb and the Management Company may be deemed to have beneficial ownership over such Common Stock by virtue of the authority granted to them by the Funds to vote and to dispose of the securities held by the Funds, including the Common Stock. Mr. Aryeh may be deemed to have beneficial ownership of the shares of Common Stock directly owned by JALAA Equities, LP (“JALAA”) by virtue of his ability to vote and/or to dispose of the securities held by JALAA, including the Common Stock.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The Funds expended an aggregate of approximately $188,617,855 of their own investment capital to acquire the 9,550,000 shares of Common Stock held by them (the “Shares”). The Funds expended an aggregate of approximately $3,555,443 of their own investment capital to acquire the options to purchase 1,653,600 shares of Common Stock held by them. The Offshore Fund expended an aggregate of approximately $116,232,312 of its own investment capital to acquire its 5,875,900 shares of Common Stock. The Offshore Fund expended an aggregate of approximately $2,978,835 of its own investment capital to acquire its options to purchase 1,365,600 shares of Common Stock. JALAA expended an aggregate of approximately $1,139,360 of its own investment capital to acquire the 62,783 shares of Common Stock that it holds.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following thereto:

On April 11, 2007, Mr. Loeb sent a letter to Mark McDade, Chief Executive Officer of the Company, and to the other members of the Board of Directors of the Company, expressing disappointment with the Company’s apparent disinterest in working constructively with the Management Company to address its concerns about the Company, including the Company’s high rate of R&D and SG&A spending. In the letter, Mr. Loeb, among other things, called on the Board to immediately terminate Mr. McDade as Chief Executive Officer of the Company and to immediately begin processes to reduce corporate spending while simultaneously exploring various options to maximize value for shareholders.

A copy of the letter is attached to this Schedule 13D as an exhibit and incorporated herein by reference in its entirety.

6

Item 5.	Interest in Securities of the Issuer.

Items 5(a), 5(b) and 5(c) of the Schedule 13D are hereby amended by the following:

(a) As of the date of this Amendment No. 2, the Management Company and Mr. Loeb beneficially own 11,203,600 shares of Common Stock, consisting of 9,550,000 shares of Common Stock held by the Funds (the “Third Point Shares”) and 1,653,600 shares of Common Stock acquirable upon exercise of options held by the Funds (the “Third Point Options”). The Third Point Shares and shares of Common Stock acquirable upon exercise of the Third Point Options together represent 9.7% of the 115,265,960 shares of Common Stock outstanding as of February 22, 2007, as reported in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006. The percentages used herein and in the rest of this statement are calculated based upon this number of outstanding shares.

As of the date of this Schedule 13D, the Offshore Fund directly beneficially owns 7,241,500 shares of Common Stock, consisting of 5,875,900 shares of Common Stock and 1,365,600 shares of Common Stock acquirable upon exercise of options held by it, together representing 6.3% of the outstanding shares of Common Stock. None of the other individual Funds owns a number of shares of Common Stock representing more than 5% of such total.

(b) The Management Company and Mr. Loeb share voting and dispositive power over the 11,203,600 shares of Common Stock held directly by the Funds. The Management Company, Mr. Loeb and the Offshore Fund share voting power and dispositive power over the 7,241,500 shares of Common Stock held by the Offshore Fund. Mr. Aryeh has sole voting power and dispositive power over the 62,783 shares of Common Stock held by JALAA.

(c) Schedule A hereto sets forth certain information with respect to transactions by the Funds (at the direction of the Management Company and Mr. Loeb) in the Common Stock since the most recent filing on Schedule 13D. Schedule B hereto sets forth certain information with respect to transactions by the Offshore Fund (at the direction of the Management Company and Mr. Loeb) in the Common Stock since the most recent filing on Schedule 13D.

All of the transactions set forth on Schedules A and B were effected in open market transactions in the NASDAQ National Market. Except as set forth on Schedules A and B, since the most recent filing on Schedule 13D there were no transactions in the Common Stock or options to purchase Common Stock effected by any of the Management Company, Mr. Loeb, the Offshore Fund,

7

JALAA or Mr. Aryeh, nor, in the case of the Management Company, the Offshore Fund and JALAA and to the best of their knowledge, any of their directors, executive officers, general partners or members.

Item 7.	Material to be Filed as Exhibits.

99.1.	Letter, dated April 11, 2007, from Mr. Loeb to Mark McDade, Chief Executive Officer of the Company, and the Board of Directors of the Company.

[Signatures on following page]

8

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 11, 2007

THIRD POINT LLC

By:	Daniel S. Loeb, Chief Executive Officer

By:	/s/ Justin Nadler

	Name:	Justin Nadler
	Title:	Attorney-in-Fact

THIRD POINT OFFSHORE FUND, LTD.

By:	Daniel S. Loeb, Director

By:	/s/ Justin Nadler

	Name:	Justin Nadler
	Title:	Attorney-in-Fact

DANIEL S. LOEB

By:	/s/ Justin Nadler

	Name:	Justin Nadler
	Title:	Attorney-in-Fact

/s/ Jason Aryeh

Jason Aryeh

[SIGNATURE PAGE TO AMENDMENT NO. 2 TO SCHEDULE 13D

WITH RESPECT TO PDL BIOPHARMA, INC.]

Schedule A

(Transactions by the Funds in Common Stock

since the most recent filing on Schedule 13D)

Date	Transaction	Shares	Price Per Share($)
4/9/07	Buy	250,000	21.678
4/9/07	Buy	350,000	21.681
4/10/07	Buy	200,000	21.888
4/10/07	Buy	250,000	21.894
4/10/07	Buy	50,000	21.840

Schedule B

(Transactions by the Offshore Fund in Common Stock

since the most recent filing on Schedule 13D)

Date	Transaction	Shares	Price Per Share($)
4/9/07	Buy	136,000	21.678
4/9/07	Buy	239,800	21.681
4/10/07	Buy	127,800	21.888
4/10/07	Buy	161,600	21.894
4/10/07	Buy	32,300	21.840